United States securities and exchange commission logo





                           April 14, 2023

       Steven J. Johnston
       Chairman and Chief Executive Officer
       Cincinnati Financial Corporation
       6200 S. Gilmore Road
       Fairfield, OH 45014

                                                        Re: Cincinnati
Financial Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed April 5, 2023
                                                            File No. 333-271136

       Dear Steven J. Johnston:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at (202) 551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Amy Shepherd